Exhibit 99
THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES
RECONCILIATION OF ADJUSTED EBITDA (Unaudited)
(dollars in thousands)

EBITDA and Adjusted EBITDA are not measures made in accordance with U.S. generally accepted accounting principles (“GAAP”), and as such, should not be considered a measure of financial performance or condition, liquidity, or profitability. It should not be considered an alternative to GAAP-based net income or income from operations or operating cash flows. Further, because not all companies use identical calculations, amounts reflected by Hillman as EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is included to satisfy a reporting obligation under our indenture. Adjusted EBITDA as presented herein does not include certain adjustments and pro forma run rate measures contemplated by our senior secured credit facilities and our indenture and may also include additional adjustments that were not applicable at the time of the offering of the senior notes governed by our indenture. Adjusted EBITDA is also one of the performance criteria for the Company's annual performance-based bonus plan. The reconciliation of Net loss to Adjusted EBITDA is presented below.

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	June 27,	June 29,	June 27,	June 29,
	2020	2019	2020	2019
Net loss	$(4,229)	$(19,496)	$(13,980)	$(54,764)
Income tax provision (benefit)	(1,703)	(2,869)	(10,993)	1,931
Interest expense, net	23,878	26,064	47,058	52,627
Interest expense on junior subordinated debentures	3,184	3,152	6,336	6,304
Investment income on trust common securities	(94)	(94)	(189)	(189)
Depreciation	17,230	16,655	34,747	32,471
Amortization	14,865	14,684	29,713	29,449
EBITDA	53,131	38,096	92,692	67,829

Stock compensation expense	1,524	301	2,669	662
Management fees	196	125	321	256
Acquisition and integration expense	661	1,370	990	2,468
Retention and long term incentive bonuses	—	2,030	—	4,059
Non-recurring legal fees	1,893	—	2,674	—
Canada Restructuring (1)	979	1,301	2,711	1,237
U.S. Restructuring (2)	749	—	880	—
Restructuring and other costs (3)	802	5,396	1,438	10,122
Asset impairment costs(4)	210	6,800	210	6,800
Other non-recurring charges (5)	544	—	861	—
Change in fair value of contingent consideration	3,100	—	(1,300)	—
Mark-to-market adjustment on interest rate swaps	(308)	1,789	1,942	2,902
Adjusted EBITDA	$63,481	$57,208	$106,088	$96,335

1.Includes charges related to a restructuring plan announced in our Canada segment in 2018, including facility consolidation and charges relating to exiting certain lines of business. See Note 9 - Restructuring of the Notes to the Condensed Consolidated Financial statements for additional information.
2.Includes charges related to a restructuring plan announced in our United States business in the fourth quarter of 2019, including severance related to management realignment and the integration of sales and operating functions. See Note 9 - Restructuring of the Notes to the Condensed Consolidated Financial statements for additional information.
3.Includes one time charges associated with new business wins along with consulting and other costs associated with streamlining our manufacturing and distribution operations.
4.Impairment losses for the disposal of FastKey self-service key duplicating kiosks and related assets.
5.Includes ongoing expenses associated with manufacturing lines that were temporarily idle due to the pandemic.